

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2012

Via E-mail
Robert Stefanovich
Chief Financial Officer
Cryoport, Inc.
225 Broadway, Suite 430
San Diego, CA 92101

>   **Re: Cryoport, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed April 27, 2012**
>   **File No. 333-180326**

Dear Mr. Stefanovich:

We have reviewed your amended registration statement and have the following comments.

General

1.   We note your response to comment one in our letter dated April 12, 2012, where you state among other things that "the current public information requirements of Rule 144(c) of the Securities Act had been satisfied" with respect to the shares of outstanding common stock eligible for resale under Rule 144(b)(1). Please tell us how you have satisfied the requirements of Rule 144(c)(1)(ii) under the Securities Act. Please note that we were unable to locate on your website any information required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

Security Ownership of Certain Beneficial Owners and Management, page 60

2.   We note your revised disclosure in response to comment two in our letter dated April 12, 2012. Please revise your tabular disclosure to identify the Deerfield Funds, and not James E. Flynn, as beneficial owners.

Signatures

3.   Please have the registration statement signed by the parties identified in Instruction 1 to Signatures in the Form S-1. Refer to Rule 471 under the Securities Act and Section 6(a) of the Securities Act.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Senior Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti, for

Pamela Long
Assistant Director

cc: Via E-mail
Mark Ziebell, Esq.